Exhibit 99.1

Chairman’s Letter and Notice of Meeting Annual General Meeting London 12 May 2004

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Niall FitzGerald, KBE Chairman	26 March 2004

Dear Shareholder,

It gives me great pleasure to write to you with the Notice of this year’s AGM. The Meeting will be held on Wednesday 12 May 2004 in our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1.

Enclosed with this letter you will find our ‘Annual Review 2003’, which includes summary financial information adequate to give a clear understanding of our performance. For those who have requested it, the ‘Unilever Annual Report & Accounts and Form 20-F’ is also enclosed. This provides a comprehensive statement of our accounts and full financial and statutory information. Both these documents and a wealth of other information about our business can be accessed on our website at www.unilever.com/investorcentre.

Our ‘Go online!’ facility enables shareholders both to receive their AGM documents and to return their Proxy Forms using the internet. I would encourage those of you familiar with the internet to try this facility. Details can be found on the back of your Proxy Form. Institutional investors are able to cast their votes using CREST electronic proxy voting. All your votes are important to us and I would urge you to complete and return the Proxy Form in good time.

At last year’s meeting I said that we proposed to review our governance in the light of emerging good practice in the UK, the Netherlands and the USA. Unilever has always aspired to the highest standards and, I believe, we are well regarded for the effectiveness and transparency of our governance arrangements. In conducting our review we have sought to develop our practices while retaining those features necessary for the proper functioning of our unique structure.

The most significant change is that we propose a restructured Board with a majority of independent non-executive directors. This is a natural development of our current arrangement of a panel of Advisory Directors and is supported by all of them. I am delighted to confirm that, with the exception of Senator George Mitchell who is retiring, all our current Advisory Directors are putting themselves forward for election to the Boards of Unilever PLC and Unilever N.V., each of which will continue to be structured in the same format as the other. As certain changes to our Articles are necessary to achieve this, we are also taking the opportunity to make other changes to our Articles in line with current best practice.

Once again this year you are invited to approve the Company’s remuneration policy which, I should stress, has not materially changed since its formal adoption by shareholders two years ago.

The rest of the formal business covering issues such as allotment and repurchase of shares will be generally familiar to you and full explanations are set out in the enclosed papers.

I believe that the proposals to be put to you at this year’s Meeting are in the interests of all shareholders.

We welcome questions at the Meeting on all of the above issues and on any other topics relevant to our business. If you want to be assured of the fullest possible response, it would be helpful if you could give me prior notice. Of course, you are invited to write to me at any time if you have an issue.

As you know, this will be my last AGM as Unilever Chairman. In October, Patrick Cescau will succeed me and I am sure that he will find the task as fulfilling as I have. Both Patrick and I look forward to seeing as many of you as possible at the meeting in May.

Yours sincerely

Niall FitzGerald KBE

Unilever PLC
Registered in London number 41424. Registered office: Port Sunlight Wirral Merseyside United Kingdom CH62 4ZD

Unilever PLC Notice of Annual General Meeting 2004

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Wednesday 12 May 2004 to transact the following business:

Report & Accounts for the year ended 31 December 2003
1	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2003, together with the Directors’ Report and the Auditors’ Report.

Approval of the Remuneration Report for the year ended 31 December 2003
2	To consider and, if thought fit, approve the Directors’ Remuneration Report for the year ended 31 December 2003 included within the Annual Report & Accounts 2003.

Declaration of dividend
3	To declare a dividend on the Ordinary Shares.

Re-election of Executive Directors To re-elect the following as Directors:

4	Mr N W A FitzGerald, KBE
5	Mr A Burgmans
6	Mr A C Butler
7	Mr P J Cescau
8	Mr K B Dadiseth
9	A R baron van Heemstra
10	Mr R H P Markham

Election of Executive Director To elect as a Director:

11	Mr C J van der Graaf

Election of Non-Executive Directors To elect the following as Directors, subject to resolution 26 at this Meeting being approved and becoming effective:

12	The Rt Hon The Lord Brittan of Spennithorne QC DL
13	Baroness Chalker of Wallasey
14	Mr B Collomb
15	Professor W Dik
16	Mr O Fanjul
17	Mr C X Gonzalez
18	Mr H Kopper
19	The Lord Simon of Highbury CBE
20	Mr J van der Veer

Re-appointment and remuneration of Auditors
21	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

22	To authorise the Directors to fix the remuneration of the Auditors.
Directors’ authority to issue shares
23	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £13,450,000 provided that this authority shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and that this resolution shall cancel and replace the corresponding resolution passed at the last Annual General Meeting of the Company.

Disapplication of pre-emption rights
24	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, subject to the passing of the previous resolution, the Directors be and are hereby given power pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution, or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(a)	to the allotment of equity securities in connection with a rights issue in favour of Ordinary Shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (as nearly as may be) to the respective number of Ordinary Shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and

(b)	to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,000,000;

and shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

02     Unilever Chairman’s Letter and Notice of Meeting 2004

Company’s authority to purchase its own shares
25	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, pursuant to Article 64 of the Articles of Association, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of 1.4p each in the capital of the Company, subject to the following conditions:

(a)	the maximum number of shares which may be hereby purchased is 290 million shares;
(b)	the minimum price, exclusive of expenses, which may be paid for each share is 1.4p;
(c)	the maximum price, exclusive of expenses, which may be paid for each share is not more than five per cent above the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made; and
(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire on the date falling twelve months after the passing of this resolution or, if earlier, at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry enter into any contract under which a purchase of Ordinary Shares may be completed or executed wholly or partly after such expiry and the Company may purchase Ordinary Shares in pursuance of such contract as if the authority conferred hereby had not expired.

Changes to the Company’s Articles of Association
26	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT the Articles of Association of the Company be altered by making the amendments set out in Part 2 of Appendix 1 to the Notice of this meeting provided that this resolution will only become effective if resolution 4 as set out in the notice of Annual General Meeting of Unilever N.V. dated 26 March 2004 is approved by the shareholders of Unilever N.V. at the Annual General Meeting of Unilever N.V. to be held on Wednesday 12 May 2004 in Rotterdam, the Netherlands or at any adjournment thereof.

27	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT the Articles of Association of the Company be altered by making the amendment set out in Part 2 of Appendix 2 to the Notice of this meeting.

By order of the Board

S G Williams Secretary	26 March 2004

Unilever Chairman’s Letter and Notice of Meeting 2004     03

Explanatory notes to the Notice of Annual General Meeting 2004

Formalities of the Meeting
Shareholders who are unable to attend the Meeting in person may appoint a Proxy to attend in their place. A Proxy Form is included with the Notice of Meeting for this purpose, and details of how to complete it (including how to return an electronic version using the internet) are given on the reverse of the form.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on Monday 10 May 2004 shall be entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6.00pm on Monday 10 May 2004 shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

Report & Accounts for the year ended 31 December 2003 (resolution 1)
The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.

Approval of Directors’ Remuneration Report (resolution 2)
The Directors must include specified information within their remuneration report in accordance with the Directors’ Remuneration Report Regulations 2002. The Company’s Directors’ Remuneration Report for the year ended 31 December 2003 has been prepared accordingly and approved by the Directors. The Directors’ Remuneration Report is included within the ‘Unilever Report & Accounts 2003 and Form 20-F’ with a summary in the ‘Unilever Annual Review 2003’, copies of which are available on Unilever’s website at www.unilever.com/investorcentre. Members must, under the regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.

Declaration of dividend (resolution 3)
The final dividend for the year must be approved by the members. The amount to be declared as a final dividend may not exceed the amount recommended by the Directors, which is 11.92p per Ordinary Share of 1.4p. If approved, the final dividend will be paid on 14 June 2004 to shareholders on the Register of Members at 21 May 2004.

Re-election of Executive Directors (resolutions 4 to 10)
Unilever PLC’s Articles of Association require the annual retirement and election or re-election of its Directors. All the existing Directors are proposed for re-election, with the exception of Mr C Strauss who is retiring at the 2004 AGM.

Mr FitzGerald will retire as a Director on 30 September 2004 and the Board has resolved to appoint Mr P J Cescau as his successor as Chairman of Unilever PLC and Vice-Chairman of Unilever N.V. from that date.

Biographical details concerning each Director proposed for re-election can be found on page 22 of Unilever’s ‘Annual Review 2003’ and on page 52 of the ‘Unilever Report & Accounts 2003 and Form 20-F’, copies of which are available on Unilever’s website at www.unilever.com/investorcentre.

The same Directors are also being proposed for re-election to the Board of Unilever N.V.

Election of Executive Director (resolution 11)
The Board, acting upon the recommendation of the Nomination Committee, proposes Mr C J van der Graaf for election as a Director. Mr C J van der Graaf has been Business President for Ice Cream and Frozen Foods Europe since 2001, prior to which he was Chief Executive Officer, Unilever Bestfoods Europe. He is aged 53 and joined Unilever in 1976. The intention is that he will succeed Mr P J Cescau as Foods Director. He is also being proposed as a Director of Unilever N.V. Further biographical information can be found at www.unilever.com/company.

Election of Non-Executive Directors (resolutions 12 to 20)
Subject to the changes to Unilever’s governance arrangements proposed in resolution 26 being approved and becoming effective, we propose to elect to the Board as Directors, to serve in a non-executive capacity, all of our current panel of Advisory Directors, with the exception of Senator George Mitchell who is retiring.

Our Advisory Directors were selected for their broad experience, independence and international outlook. They have acquired a considerable knowledge of Unilever which, given that it is a substantial and internationally diverse business, can only be achieved through significant periods of service. Biographical details concerning each of the Advisory Directors proposed for election can be found on page 23 of Unilever’s ‘Annual Review 2003’ and on page 52 of the ‘Unilever Report & Accounts 2003 and Form 20-F’, copies of which are available on Unilever’s website at www.unilever.com/investorcentre. They have already performed many of the functions of non-executive directors and their election would ensure an important measure of continuity.

04     Unilever Chairman’s Letter and Notice of Meeting 2004

The Board has determined that, in its judgement, all the Advisory Directors proposed will be ‘independent’.

The same persons are also being proposed for election as non-executive Directors of Unilever N.V.

Re-appointment of Auditors (resolution 21)
At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.

Remuneration of Auditors (resolution 22)
This Resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.

Directors’ authority to issue shares (resolution 23)
Renewal of this authority is sought at the AGM each year. Section 80 of the Companies Act 1985 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,450,000 in new shares at their nominal value. At 26 February 2004, being one month before the date of the Notice of Meeting, this represented slightly under 33% of the Company’s issued ordinary share capital.

Disapplication of pre-emption rights (resolution 24)
Renewal of this authority is sought at the AGM each year. Under the Companies Act shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Section 89 of the Act the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.

In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this resolution gives them authority to do so, up to a limit of £2,000,000 in new shares at their nominal value, which at 26 February 2004 was approximately 5% of the Company’s issued ordinary share capital.

Company’s authority to purchase its own shares (resolution 25)
Renewal of this authority is also sought at the AGM each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. The Directors have no specific intention of using this authority and would do so only when they considered that such purchases would increase earnings per share and would be in the best interests of the shareholders generally.

The resolution specifies the maximum number of shares which may be acquired (which at 26 February 2004 represented just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market, and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale.

Changes to the Company’s Articles of Association (resolutions 26 and 27)
Resolution 26 concerns proposed changes to the Articles of Association to facilitate our new governance arrangements. Resolution 27 concerns proposed changes to the Articles of Association to permit the use of treasury shares and generally to update them, having regard to best practice. An explanatory summary and the alterations proposed are set out in Appendices 1 and 2 respectively.

Recommendation
The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company. Accordingly, they unanimously recommend that you vote in favour of each resolution, as they intend to do themselves in respect of their own shares in the Company.

Unilever Chairman’s Letter and Notice of Meeting 2004     05

Appendix 1 (resolution 26) – Notice of Annual General Meeting 2004

Part 1: Changes to the Articles of Association relating to Corporate Governance

Background
It is a vital factor in the arrangements between Unilever NV (‘NV’) and Unilever PLC (‘PLC’) that they have the same directors. The concept of the non-executive director, as recognised in the United Kingdom, was, until recently, not a standard feature of corporate governance in the Netherlands and the supervisory board, which is the norm in the Netherlands, is hitherto unknown in the UK. In consequence, Unilever has for many years had a panel of Advisory Directors who have provided a strong independent element within the governance of Unilever and have performed many of the functions of non-executive or supervisory directors. Their position is provided for in the Articles of Association of both companies.

Following our review over the last year of our corporate governance arrangements, we propose that from here on you elect non-executive Directors to the Board of PLC. This would be in replacement of the position of Advisory Director. This change becomes possible at this time because we believe that, in the light of recent developments in this area in the Netherlands, it is now practicable to propose to the shareholders of NV that they also elect non-executive Directors to the Board of NV. This is being done at the contemporaneous Annual General Meeting of NV.

Amendments to Articles of Association
As UK company law does not formally distinguish between executive and non-executive directors, relatively few changes are required to the PLC Articles of Association to permit you to elect non-executive as well as executive Directors.

Since it is clearly essential that PLC’s and NV’s Articles of Association remain in alignment, the changes to PLC’s Articles are conditional on the passing of the resolution making the changes to NV’s articles.

We propose to remove all references to the Advisory Directors. These provisions (Articles 132 and 133) are redundant and a potential source of confusion in the future.

We propose to remove the shareholding requirement for non-executive Directors (Article 97). This is a historic feature of the Articles and unreasonably restrictive in this day and age. There is no such requirement for executive Directors in the Articles.

We recommend that it would helpfully reinforce the ties between NV and PLC if we confirm in the Articles (as an amendment to Article 101) that candidates for election as Directors of PLC must also be put forward as candidates for election as Directors of NV, and vice versa. This has, of course, always been our practice. As a consequence, we will need to identify NV in the definitions (Article 2).

Since we intend to continue our practice of requiring all Directors to offer themselves for election each year, we consider it wise to avoid the theoretical but unlikely possibility of PLC being left without any director (New Article 103).

There is a general understanding of the differences between the roles of the non-executive and executive Directors respectively. We refer to this distinction in general terms in PLC’s Articles (new Article 108 and, describing the Executive Committee, Article 130) in order to reflect the distinction between these roles that NV will need to incorporate into its Articles of Association in order to establish a single tier board.

The existing article on Directors’ Remuneration (Article 107) has hitherto had no practical application and is, in any event, out of line with current practice. We propose to replace it with an article that will permit your Board to pay Directors’ fees up to £600,000 in total each year. For your information, your Board plans to pay annual fees according to the following scale in 2004:

Non-executive Directors:	£24,000	plus	€32,000
Board Committee Chairmen:	£29,000	plus	€38,000
Senior Independent Director:	£36,000	plus	€48,000

An additional attendance allowance, of £5,000 per meeting, will be paid to non-executive Directors who have to travel to meetings from outside Europe.

Half of the non-executive Directors’ fees will be paid by Unilever PLC and half by Unilever N.V.

The Remuneration Committee believes that these are fair in the light of the responsibilities carried by non-executive directors in this day and age and in view of the need to attract and retain non-executive directors of appropriate calibre and standing. The executive Directors will continue to be remunerated as managers and the Remuneration Policy for executive Directors will continue to be put to a shareholder vote each year. Furthermore, all members of the Remuneration Committee will make themselves accountable for their actions by putting themselves forward to you for re-election each year.

Finally we note that in January of this year Paul Myners published his report on his review of the impediments of voting UK shares. This report makes certain recommendations to issuers, among others, with the aim of improving the effectiveness and efficiency of the system by which holders of UK shares can use their votes in respect of those shares.

As a result of these recommendations we propose to amend our articles (Article 74) to allow proxies to speak at general meetings of the Company and at general meetings of any class of shares of the Company where relevant. The report also recommends that all resolutions are voted for on a poll and so we have inserted wording in Article 77 clarifying that this is possible. However, given the exceptional number of resolutions being put to the meeting, we will this year again follow our traditional practice of taking the vote on a show of hands and providing the proxy votes for information. We would anticipate moving to poll based meetings in the future.

06     Unilever Chairman’s Letter and Notice of Meeting 2004

A number of the other recommendations made in the report require further consideration and consultation which we will be carrying out as part of our governance arrangements.

Other Changes in Corporate Governance
The changes to the Articles of Association are only a part, albeit an important, formal part, of the changes to Unilever’s corporate governance arrangements arising from your Board’s review. We have paid close attention to the recent and indeed ongoing changes in the UK, the Netherlands and the USA. During the course of 2004, we will be responding to as many of them as we are able, given the unique structure of the Unilever Group.

We will, of course, be reporting to you on these changes in the Annual Report and Accounts for 2004. In particular, we will be reporting on our compliance with the new Combined Code on Corporate Governance which is a part of the UK’s Listing Rules. In the meantime, once you and the NV shareholders have approved the changes to the Articles of both companies, we can put fuller details of our governance arrangements on our website.

We can confirm the following key points, assuming, of course, the passing of all the resolutions being put to you at the AGM:

•	we intend that there will be a majority of independent non-executive Directors on the Board;
•	all the non-executive Directors on the Audit, Nomination and Remuneration Committees will be independent;
•	all Directors, both executive and non-executive, will offer themselves for re-election every year, in order to give the highest level of accountability;
•	all Directors will continue to be removable upon a simple majority vote of shareholders in accordance with the Companies Act;
•	the non-executive Directors will elect a Senior Independent Director;
•	the Nomination Committee will take oversight responsibility for corporate governance;
•	there will be clear, detailed allocation of responsibilities between the Board as a whole and the Executive Committee.

Part 2: Proposed alterations to the Articles of Association of the Company to reflect Corporate Governance changes

Please note that all references to articles by their number in this Part are to those articles as numbered in the Articles of Association of the Company in force at the commencement of the Annual General Meeting to which this document refers (the “current articles”) unless otherwise stated.

The proposed alterations are:-

1.	the amendment of article 2 by

(i) deleting the words “but does not include an Advisory Director or Advisory Directors” from the definition of “the Directors”, and

(ii) inserting the following definition in the relevant place in the alphabetical list: “Unilever N.V. means Unilever N.V. of Rotterdam in the Netherlands (company number 24051830) or any company which is inserted as a holding company and parent of Unilever N.V. under any form of corporate reconstruction or reorganisation and which becomes a party to the Equalisation Agreement referred to in article 3;”;

2.	the deletion of article 74 and substitution therefore of the following:

“Entitlement to attend and speak
	74.	Each Director shall be entitled to attend and speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares in the Company. Any proxy appointed by a member shall also be entitled to speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares in the Company at which such member would have been entitled to attend and speak.”;

3.	the amendment of article 77 by inserting the words “Without prejudice to the other provisions of this article, the chairman may, in his absolute discretion, demand a poll on all or some of the resolutions put to the vote of the meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll.” after the first sentence in the article and before the sentence beginning “Subject to the Companies Acts”;

4.	the deletion of article 97 and substitution therefore of the following:

“Shareholding qualification
	97.	There shall be no requirement for any Director to hold shares in the capital of the Company.”;

5.	the deletion of article 101 and substitution therefore of the following:

“Persons eligible as Directors
101.	No persons shall be eligible to be elected as Directors except such persons as shall:-

(A) have been nominated in writing by the holders for the time being of the majority of the Deferred Shares, and

(B) have offered themselves for election to the board of directors of Unilever N.V. at or about the same time as their nomination has been made in accordance with paragraph (A) of this article.

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Appendix 1 (resolution 26) – Notice of Annual General Meeting 2004

Such persons shall be considered eligible in accordance with this article whether or not, having offered themselves for election in accordance with paragraph (B) of this article, they are so elected to the board of directors of Unilever N.V..”;

6.	the insertion of a new article 103 as follows and the consequential renumbering of all subsequent articles:

“Provisions if insufficient eligible persons elected
103.	(A) If at the annual general meeting in any year the resolution or resolutions for the election or re-election of all, or all but one, of the eligible persons nominated for election or re-election as Directors for the succeeding year are put to the meeting and lost, then all such eligible persons who are Directors as at the commencement of the annual general meeting and are standing for re-election shall be deemed to have been re-elected as Directors and shall remain in office but so that such Directors may act only for the purpose of summoning general meetings of the Company and to perform such duties as are essential to maintain the Company as a going concern but not for any other purpose.

(B) Such Directors shall convene a general meeting as soon as reasonably practicable following the annual general meeting referred to in article 103(A) at which all the Directors shall retire from office. To the extent that the circumstances envisaged in article 103(A) occur in relation to any meeting convened pursuant to this article 103(B), then the provisions of this article 103 shall also apply to that general meeting and, if relevant, any subsequent general meeting or meetings.”;

7.	the insertion of a new article 108 (after the article headed “Executive Directors” which is numbered article 106 in the current articles) as follows and the consequential renumbering of all subsequent articles:

“Non-Executive Directors
108.	Those Directors who do not hold an employment or executive office with the Company pursuant to article 107 shall, in the execution of their duties and obligations as Directors, take into account the nature of their role as such non-executive directors (recognising that it is not a day-to-day involvement but a periodic and supervisory role) and as part of their role shall assist in the development of strategy and monitor the performance of the Company and the management.”;

8.	the deletion of article 107 and substitution therefore of the following (renumbered to take into account the other proposed changes to the articles):

“Directors’ remuneration
	109.	Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Directors provided that the aggregate of all fees so paid to Directors (excluding amounts payable under any other provisions of these articles) shall not exceed £600,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company.”;

9.	the amendment of article 118 by deleting the words “Advisory Director,” in the article;

10.	the insertion of a new article 130 (after the article headed “Delegation to committees” which is numbered article 127 in the current articles) as follows and the consequential renumbering of all subsequent articles;

“Delegation to Executive Committee
130.	(A) Without prejudice to the powers conferred on the Directors by article 129 above, and in addition to such powers, the Directors may delegate their powers, authorities and discretions (with power to sub-delegate) in relation to the operational running of the Company to an executive committee consisting, from time to time, of all of the Directors who have been appointed to hold any employment or executive office with the Company pursuant to article 107 (for the purposes of this article “executive directors”) and such other person or persons (whether or not a Director or Directors) as the Directors shall agree from time to time, provided that the number of such other persons appointed to the committee shall not at any time equal or exceed the number of executive directors appointed to the committee.

(B) The provisions of article 129(B) and 129(C) shall apply to an executive committee constituted pursuant to this article as if such committee had been formed pursuant to article 129.”;

11.	the deletion of articles 132 and 133 (including the headings to these articles) and the heading “ADVISORY DIRECTORS” above these articles;

12.	the amendment of article 134 by deleting the words “Article 127” and inserting the words “articles 129 and 130” in their place in this article; and

13.	the renumbering of the articles and relevant cross-references to take into account the changes set out above.

08     Unilever Chairman’s Letter and Notice of Meeting 2004

Appendix 2 (resolution 27) – Notice of Annual General Meeting 2004

Part 1: Other changes to the Articles of Association

We have taken this opportunity also to review the Articles of PLC more generally to update certain items. The majority of the changes reflect the recent change in law in the UK which now permits public companies, subject to certain restrictions, to hold their own shares which they repurchase in “treasury” for resale at a later date rather than being obliged to cancel them. Any such treasury shares are held in the name of the Company but the Company could not exercise any rights, such as voting rights, in respect of them. Certain changes have therefore been proposed to the Articles (see Articles 11, 44, 72, 75, 110, 144, 145 and 156) to take into account the possible existence of treasury shares and their rights. Various other minor changes are proposed to the Articles.

The word “Board” in Article 3 is proposed to be replaced with “Directors” for consistency with the rest of the Articles.

Since the Articles were last updated the exchange on which the Company’s shares are listed and traded has changed its name and amended its procedures. The proposed changes to Articles 56 and 145 update these Articles to reflect this.

As an extension of the protection which is available for current Directors and officers, it is proposed that the Company be specifically permitted to indemnify former directors and officers of the Company against liabilities incurred by them during their time in office (Article 158). We believe the Directors should have the discretion to do this on a case-by-case basis. The removal of the explicit references to auditors in this Article brings its wording into line with current practice.

There are also necessary consequential changes proposed, in the light of the other suggested changes, to the numbering of the Articles and cross-references.

Part 2: Proposed alterations to the Articles of Association of the Company to reflect other changes

Please note that all references to articles by their number in this Part are to those articles as numbered in the Articles of Association of the Company in force at the commencement of the Annual General Meeting to which this document refers (the “current articles”) unless otherwise stated.

The proposed alterations are:-

1.	the amendment of article 3 by deleting the word “Board” and inserting the word “Directors” in its place in the first paragraph;

2.	the amendment of article 11 by

(i) inserting the words “(excluding any shares of that class held as treasury shares)” after the words “three-fourths of the issued shares of that class” and after the words “one-third of the capital paid up on the issued shares of the class” in paragraph (A) of that article, and

(ii) inserting the words “(but excluding any shares held as treasury shares)” after the words “one-half in nominal value of the entire issued share capital for the time being of the Company” in paragraph (C) of that article:

3.	the amendment of article 44 by inserting the words “(excluding any shares held as treasury shares)” after the words “may convert any paid-up shares” in the first sentence of that article;

4.	the amendment of articles 56 and 145 by deleting the words “The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited” and inserting the words “the London Stock Exchange plc” in their place in the first paragraph of article 56 and paragraph (b) of article 145;

5.	the amendment of article 56 by

(i) inserting the word “and” at the end of paragraph (iv),

(ii) deleting “, and” at the end of paragraph (v) and inserting a full stop in its place, and

(iii) deleting paragraph (vi);

6.	the amendment of article 72 by inserting the words “and entitled to vote” after the words “in person or by proxy” in both places where they appear in the article;

7.	the amendment of article 75 by inserting the words “entitled to vote” after the words “it appears to him that (a) the members” in paragraph (A) of that article;

8.	the amendment of article 110 by inserting the words “(calculated exclusive of any shares of that class of that company held as treasury shares)” after the words “equity share capital of that company” in the first sentence of paragraph (G) of that article;

9.	the amendment of article 144 by

(i) inserting “: (i)” after the words “but so that, for the purposes of this article” in the article, and

(ii) deleting the full stop at the end of the article and inserting in its place the words “, and (ii) where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly.” at the end of the article;

10.	the amendment of article 145 by inserting the words “(excluding any member holding shares as treasury shares)” after the words “offer the holders of Ordinary Shares” in the first paragraph of that article;

11.	the amendment of article 156 by inserting the words “(excluding any member holding shares as treasury shares)” after the words “the assets available for distribution amongst the members” in the article;

12.	the amendment of article 158 by

(i) removing the words “or auditor” in the first sentence and the words “, and if the Directors so determine an auditor may be indemnified,” and “, or as auditor,” in the second sentence of the article, and

(ii) inserting a new sentence at the end of the article as follows: “For the purpose of this article the terms “Director” or “officer” shall include any former Director or officer of the Company.”; and

13.	to the extent necessary, the renumbering of the articles and relevant cross-references to take into account the changes set out above.

Unilever Chairman’s Letter and Notice of Meeting 2004     09

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